Filed by Informa PLC
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: Toro CombineCo, Inc.
Commission File No.: 333-280529

The following are transcript excerpts of the video webcast for the 2024 Half Year Results of Informa PLC with Stephen A. Carter, Chief Executive Officer on July 24, 2024.

Informa

Half Year Results 2024

Video Webcast

24th July 2024

Transcript

Stephen A. Carter:	Good morning. Good morning, everybody, and for those of you who are in the room, thank you very much for coming. For those of you who are watching live on the livestream, thank you very much for tuning in, as they say, and welcome to the presentation.

……..

Our partnership with TechTarget, which will lead to a new company at the end of this year once their shareholders have voted on it, continues at pace. We are trying here to create a B2B growth accelerator solely focused on the technology industry. The component parts of that we believed we had, and TechTarget had the combination of those two, the whole is greater than the sum of the parts. In process terms, we are in the middle of that process. We've made our first filing for the new entity to the SEC. You can see our growth plans for that business, which seek to establish a business, which, in three to five years, will double in size through a combination of organic and targeted inorganic growth. We think the underlying fundamentals of that business speak to an increasing demand for both specialist information to allow enterprise vendors to be able to identify their customers more accurately and more effectively.

The timeline on that has not changed. We're targeting the end of the year to enable us to move into 2025, with that independent company standing on its own with a U.S. listing, but with Informa as the largest and the majority controlling shareholder. To step back a little to go forward, I thought, if you don't mind, I might use this to talk a little bit about how did we get here. For those of you who have the misfortune to listen to me a bit, you'll know that I like a bit of amateur history. Here's a bit of exhibition history. Given that the Olympics opens this week, expositional or exhibitions were really invented by the French, and the first large scale exhibition happened in Paris in 1844, a fabulous event which showcased the finest in French design, and manufacturing, and technology capability.

……..

In Informa Tech, trading in the first half of the year is really strong with underlying revenue growth of 15.5%. This is driven largely by the events portfolio. Within that, particularly the LEAP franchise in Saudi Arabia, but it's also underpinned by our subscription-led specialist tech businesses such as Omdia and Canalys, which show good growth in the first half of the year. Taylor & Francis delivered accelerating growth with underlying revenue growth of 7.5% in the year with continuing growth in our open research and robust performance in the pay to read business. Obviously, boosted by the AI partnerships that we've announced partially in our trading update earlier in the first half and with a second announcement today of further growth. The OP margin is up year-on-year, driven by that higher margin revenue mix from the LLM deals, but supported by the underlying business trading at a consistent 35% margin with where you'd expect it to be on a full year basis.

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Tom:	Really appreciate the presentation……..

And then finally, sort of management bandwidth. I'm not saying you can't walk and chew gum at the same time, Stephen, but you've got two big-ish deals happening at the same time. Is there any risk around execution in your mind and how can we get comfort on that? Thank you.

Stephen A. Carter:	Good questions. Actually this morning when the alarm went off, I was struggling to either walk or chew gum actually. But look on bandwidth, it's a fair point, we're busy. As the Informa colleagues in the room will all testify, I think generally we're better when we're busy. I think the timing is about right. The Tech Target deal, the filing work is done. That is that one sentence that describes many hours work. And so I think we're heading towards the end of that process and we have got a very focused management team on the setup of new Tech Target. And I'm not saying that's the work of a moment, but there was a lot of work done in the last 18 months or two months. The Essential offer on current schedule will complete in Q4, almost just as we pass the baton to New Tech target, if we get the timing about right. It's not entirely coincidental that either, Tom. So I think the timing kind of works, keeps us on our toes, but I think we'll be good.

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24 July 2024 2024 Half-Year Results Operating Performance, Expansion & Balance Sheet Strength

informa

TechTarget
an informa group company

Creating a leading B2B Growth Accelerator for the Technology Industry performance / demand gen marketers, field marketers, sales teams
C-suite, business strategists, product managers
Digital marketers, brand marketers, content marketers
Intent & Demand
Intelligence & Advisory
Brand & Content
Permissioned, First-Party Audience Data
Qualified Sales Leads
Content Syndication
Intent Data
NetLine
Priority Engine
BrightTALK
Market Intelligence & Insight
Competitor Intelligence
Buyer Advice
OMDIA
canalys
Enterprise Strategy Group
WARDS INTELLIGENCE
BrightTALK
studio/ID
Content Strategy
Content Creation
Sponsorship & Display

Preliminary proxy statement filed with SEC on 27 June

Q2 TechTarget Financials expected 8 August

On track for completion in Q4

2024 Half-Year Results

8

informa

TechTarget
an informa group company

An ambition to double revenues within 5 years… from $500m to $1bn

Enterprise IT growth	Growth in industry vertical tech sectors	International expansion	New product development	Attractive inorganic growth opportunities
✓	✓	✓	✓	✓
Accelerating growth in a growing sector through enhanced competitiveness from additional scale, reach, products and talent	**Expansion of product set into adjacent, tech-driven B2B growth sectors**, such as AutoTech, GameTech, HealthTech, FinTech and more	**Growth in our addressable customer base located outside the U.S.**, with operations in over 20 countries	**Additional scale, reach and talent** enables acceleration of platform enhancements and new product launches	**Strong balance sheet and cash flows** to support complementary additions over time

2024 Half-Year Results 9

The Informa Group (inc. TechTarget and Ascential)

informa

B2B Live & On-Demand Events		B2B Digital Services	Academic Markets
informa markets	informa connect	TechTarget (an informa group company)	Taylor & Francis Group (an informa business)
Transaction-led **Live & On Demand B2B Events**	**Content-led** **Live & On-Demand B2B Events**	**B2B Data &** **Market Access Platform**	**Specialist Academic Research,** **Advanced Learning & Open Research**
300+ Brands	**400+** Brands	**220+** Specialist B2B Brands	**6** publishing imprints
20+ specialist markets	**7** growth markets	**c.50m** permissioned audience	**2700+** peer review journals (**300+** Open titles)
Pharma, Health & Nutrition, Aviation, Beauty, Infrastructure & Construction, Luxury	Biotech & Life Sciences, Finance, Foodservice, Anti-Ageing & Aesthetics, Lifestyle, Technology, Marketing	First Party B2B audience data, Demand Gen & Buyer Intent platforms	**190k** reference titles across
			75+ specialist subjects

informa festivals

IIRIS (Proprietary First Party B2B Data Platform)

c.$2.4bn / c.£1.9bn Revenues	c.$1.4bn / c.£1.2bn Revenues	$0.5bn+ / £0.4bn+ Revenues	c.$0.9bn / c.£0.7bn Revenues

$5bn+/ £4bn+ Group Revenues

Portfolio Growth Investments

Brand	Category	Equity
Norstella	Pharma Intell	6.7%
Lloyd's List	Maritime Intell	20.0%
Curinos	Financial Intell	56.2%

Based on 2025 consensus for Informa, TechTarget and Ascential
Assuming completion of proposed transactions

2024 Half-Year Results 23

The Informa Group (inc. TechTarget and Ascential)

informa

B2B Live & On-Demand Events		B2B Digital Services	Academic Markets
informa markets	informa connect	TechTarget (an informa group company)	Taylor & Francis Group (an informa business)
Transaction-led Live & On Demand B2B Events	**Content-led Live & On-Demand B2B Events**	**B2B Data & Market Access Platform**	**Specialist Academic Research, Advanced Learning & Open Research**
300+ Brands	**400+** Brands	**220+** Specialist B2B Brands	**6** publishing imprints
20+ specialist markets	**7** growth markets	**c.50m** permissioned audience	**2700+** peer review journals (**300+** Open titles)
Pharma, Health & Nutrition, Aviation, Beauty, Infrastructure & Construction, Luxury	Biotech & Life Sciences, Finance, Foodservice, Anti-Ageing & Aesthetics, Lifestyle, Technology, Marketing	First Party B2B audience data, Demand Gen & Buyer Intent platforms	**190k** reference titles across
			75+ specialist subjects
informa festivals			
IIRIS (Proprietary First Party B2B Data Platform)			
c.$2.4bn / c.£1.9bn Revenues	c.$1.4bn / c.£1.2bn Revenues	$0.5bn+ / £0.4bn+ Revenues	c.$0.9bn / c.£0.7bn Revenues

$5bn+/ £4bn+ Group Revenues

Portfolio Growth Investments

Brand	Category	Equity
Norstella	Pharma Intell	6.7%
Lloyd's List	Maritime Intell	20.0%
Curinos	Financial Intell	56.2%

Based on 2025 consensus for Informa, TechTarget and Ascential
Assuming completion of proposed transactions

2024 Half-Year Results 35

Recurring & Specialist Revenues (inc. TechTarget and Ascential)

Recurring Revenue



60%+
Recurring & Predictable Revenues
Exhibitor
Subscription
Attendee
Sponsorship
Marketing Services
Transactional Sales

Specialist Revenue



Technology
Humanities
Healthcare & Pharma
Finance
Science, Technical & Medical
Hospitality & Food
Health & Nutrition
Infrastructure, Construction & Real Estate
Maritime, Transport & Logistics
Other

2023 revenue proportions applied to 2024 annualized revenue
Assuming completion of proposed transactions

2024 Half-Year Results 36

The Informa Group (inc. TechTarget and Ascential)

informa

B2B Live & On-Demand Events

informa markets

Transaction-led Live & On Demand B2B Events

300+ Brands

20+ specialist markets

Pharma, Health & Nutrition, Aviation, Beauty, Infrastructure & Construction, Luxury

informa connect

Content-led Live & On-Demand B2B Events

400+ Brands

7 growth markets

Biotech & Life Sciences, Finance, Foodservice, Anti-Ageing & Aesthetics, Lifestyle, Technology, Marketing

informa festivals

B2B Digital Services

TechTarget – an informa group company

B2B Data & Market Access Platform

220+ Specialist B2B Brands

c.50m permissioned audience

First Party B2B audience data, Demand Gen & Buyer Intent platforms

Academic Markets

Taylor & Francis Group – an informa business

Specialist Academic Research, Advanced Learning & Open Research

6 publishing imprints

2700+ peer review journals (**300+** Open titles)

190k reference titles across

75+ specialist subjects

IIRIS (Proprietary First Party B2B Data Platform)

Informa markets	Informa connect	TechTarget	Taylor & Francis
c.$2.4bn / c.£1.9bn Revenues	c.$1.4bn / c.£1.2bn Revenues	$0.5bn+ / £0.4bn+ Revenues	c.$0.9bn / c.£0.7bn Revenues

$5bn+/ £4bn+ Group Revenues

Portfolio Growth Investments

Brand	Category	Equity
Norstella	Pharma Intell	6.7%
Lloyd's List	Maritime Intell	20.0%
Curinos	Financial Intell	56.2%

Based on 2025 consensus for Informa, TechTarget and Ascential
Assuming completion of proposed transactions

2024 Half-Year Results
45

2024 Half-Year Results 54 Additional Information and Where to Find It In connection with the proposed transaction (the “proposed transaction”), Toro CombineCo, Inc. (“NewCo”) filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (File No. 333-280529) containing a preliminary proxy statement of TechTarget, Inc. (“TechTarget”) that also constitutes a preliminary prospectus of NewCo (the “Proxy Statement/Prospectus”). The Proxy Statement/Prospectus is not final and may be amended. A definitive Proxy Statement/Prospectus will be mailed to stockholders of TechTarget. TechTarget and NewCo may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any proxy statement, registration statement or prospectus, or any other document that TechTarget or NewCo (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, TECHTARGET INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED BY TECHTARGET OR NEWCO WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. TechTarget investors and security holders may obtain free copies of the preliminary Proxy Statement/Prospectus filed on June 27, 2024 and will be able to obtain copies of the definitive Proxy Statement/Prospectus (when it becomes available), as well as other filings containing important information about TechTarget, NewCo, and other parties to the proposed transaction (including Informa PLC (“Informa”)), without charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by TechTarget will be available free of charge under the tab “Financials” on the “Investor Relations” page of TechTarget’s internet website at www.investor.techtarget.com or by contacting TechTarget’s Investor Relations Department at investor@techtarget.com Participants in the Solicitation TechTarget, NewCo and Informa, and their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies from TechTarget’s stockholders in connection with the proposed transaction. Information regarding the directors of Informa is contained in Informa’s annual reports and accounts available on Informa’s website at www.informa.com/investors and in the National Storage Mechanism at data.fca.org.uk/#/nsm/nationalstoragemechanism. Information regarding the directors and executive officers of TechTarget is contained in TechTarget’s proxy statement for its 2024 annual meeting of stockholders, filed with the SEC on April 17, 2024, and in other documents subsequently filed with the SEC. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, is included in the preliminary Proxy Statement/Prospectus filed on June 27, 2024, and will be contained in the definitive Proxy Statement/Prospectus and other relevant materials that are filed or will be filed with the SEC (when they become available). These documents can be obtained free of charge from the sources indicated above. No Offer or Solicitation This [Current Report on Form 8-K][press release][communication] is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Cautionary Note Regarding Forward-Looking Statements This [Current Report on Form 8-K][press release][communication] contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve substantial risks and uncertainties. All statements, other than historical facts, are forward-looking statements, including: statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction, such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, business plans, expanded portfolio and financial strength; the competitive ability and position of NewCo following completion of the proposed transaction; legal, economic, and regulatory conditions; and any assumptions underlying any of the foregoing.

2024 Half-Year Results 55 Cautionary Note Regarding Forward-Looking Statements (continued) Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “plan,” “could,” “would,” “project,” “predict,” “continue,” “target,” or the negatives of these words or other similar terms or expressions that concern TechTarget’s or NewCo’s expectations, strategy, priorities, plans, or intentions. Forward-looking statements are based upon current plans, estimates, and expectations that are subject to risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates, or expectations will be achieved, and therefore, actual results may differ materially from any plans, estimates, or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates, or expectations include, among others: that one or more closing conditions to the proposed transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations, or restrictions in connection with such approvals or that the required approval by the shareholders of TechTarget may not be obtained; the risk that the proposed transaction may not be completed in the time frame expected by TechTarget, NewCo or Informa, or at all; unexpected costs, charges, or expenses resulting from the proposed transaction; uncertainty of the expected financial performance of NewCo following completion of the proposed transaction; failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the relevant portion of the Informa tech digital businesses with the business of TechTarget; the ability of NewCo to implement its business strategy; difficulties and delays in achieving revenue and cost synergies of NewCo; the occurrence of any event that could give rise to termination of the proposed transaction; potential litigation in connection with the proposed transaction or other settlements or investigations that may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification, and liability; evolving legal, regulatory, and tax regimes; changes in economic, financial, political, and regulatory conditions, in the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics, geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade, and policy changes associated with the current or subsequent U.S. administration; risks related to disruption of management time from ongoing business operations due to the proposed transaction; certain restrictions during the pendency of the proposed transaction that may impact TechTarget’s ability to pursue certain business opportunities or strategic transactions; TechTarget’s, NewCo’s and Informa’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of TechTarget’s common stock; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of TechTarget to retain customers and retain and hire key personnel and maintain relationships with customers, suppliers, employees, stockholders, strategic partners and other business relationships and on its operating results and business generally; market acceptance of TechTarget’s and the relevant portion of the Informa Tech digital businesses’ products and services; the impact of pandemics and future health epidemics and any related economic downturns, on TechTarget’s business and the markets in which it and its customers operate; changes in economic or regulatory conditions or other trends affecting the internet, internet advertising and information technology industries; data privacy and artificial intelligence laws, rules, and regulations; the impact of foreign currency exchange rates; certain macroeconomic factors facing the global economy, including instability in the regional banking sector, disruptions in the capital markets, economic sanctions and economic slowdowns or recessions, rising inflation and interest rate fluctuations on TechTarget’s and the relevant portion of the Informa Tech digital businesses’ results and other matters included in TechTarget’s filings with the SEC, including in Item 1A of its Annual Report on Form 10-K for the year ended December 31, 2023. These risks, as well as other risks associated with the proposed transaction, are more fully discussed the preliminary Proxy Statement/Prospectus filed on June 27, 2024, and will be contained in the definitive Proxy Statement/Prospectus and other relevant materials that are filed or will be filed with the SEC (when they become available). While the list of factors presented here and in the preliminary Proxy Statement/Prospectus are, and the list of factors to be presented in definitive Proxy Statement/Prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Any forward-looking statements speak only as of the date of this communication. None of TechTarget, NewCo or Informa undertakes any obligation to update any forward-looking statements, whether as a result of new information or developments, future events, or otherwise, except as required by law. Neither future distribution of this communication nor the continued availability of this communication in archive form on TechTarget’s website at www.investor.techtarget.com or Informa’s website at www.informa.com/investors should be deemed to constitute an update or re-affirmation of these statements as of any future date.